========================
      OMB APPROVAL
========================
      OMB Number:
       3235-0419
========================
        Expires:
     April 30, 2003
========================
Estimated average burden
       hours per
response..............22
========================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934


                            TRAFFIC TECHNOLOGY, INC.
                 (Name of Small Business Issuer and its charter)


            ARIZONA                                              86-0932112
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization                               Identification No.)


           8350 East Evans Road, Suite B-4, Scottsdale, Arizona 85260
              (Address of principal executive offices) (Zip code)


                    Issuer's telephone number (480) 607-0033


        Securities to be registered pursuant to Section 12(b) of the Act.


          Title of each class Name of each exchange on which registered

                                      None.


        Securities to be registered pursuant to Section 12(g) of the Act.

                          Common Stock, $0.01 par value
                                (Title of Class)

                                     PART I

                             Description of Business

                                   DEVELOPMENT

Traffic Technology, Inc. ("the Company") was organized as an Arizona corporation in May 1998 for the purpose of designing, manufacturing and marketing a line of unique traffic signal products called "Unilights." These products are described below. Upon its organization, the Company acquired from its founders certain patent rights covering the Unilights in exchange for shares of its common stock. That transaction is described under "Certain Relationships and Related Transactions", below. The patents are described under "Patents and Trademarks", below.

                                    PRODUCTS

Standard traffic control signals, the type most widely in current use, consist of three lamps, each with a lens to display one of three common signals: Red for STOP, Yellow for CAUTION and Green for GO. The colors in a standard signal are produced by directing incandescent white light through a colored lens. In contrast to standard signals, Unilights use Light Emitting Diodes ("LEDs"), which display those three signals from a single lens unit, or lamp. Each signal is generated by a different array of colored LEDs within that single unit. By using geometric shapes in addition to colors, the Unilight signals can be effectively recognized by drivers with color impaired vision without depending on the relative position of the colored lights (red at the top, etc.). For special applications, Unilights can also display independently operating Turn Arrows, Red Xs or Yellow Balls or flashing portions of the display to increase their attention getting properties. Unilight LED modules fit into industry standard aluminum or polycarbonate housings. Because Unilights display traffic signals with LEDs, as opposed to incandescent lighting, the power consumption of a Unilight product is substantially lower than standard signals using incandescent light bulbs and consequently allows the Company's battery operated Unilight signals to have a long average battery life. The per unit consumption of electricity is approximately 166 kilowatts annually for full operation. The annual electrical savings for the Unilight, using an average cost of $0.10 per kilowatt-hour, is approximately $101 for every signal. The electrical consumption of the Unilight products has been verified by the Arizona Public Service Company test laboratory, which estimated an annual operating requirement of 166 kilowatts as compared with a standard incandescent signal requiring 1183 kilowatts. This amounts to an 86% reduction in electrical consumption.

Standard three tier signals weigh approximately 44 pounds and have a wind surface area of approximately three square feet. The Unilight signal weighs 5 pounds and has a wind surface area of approximately one square foot. Because the Unilight has a substantially smaller wind surface area than a standard signal, and is therefore not subject to as much wind buffeting as a standard signal, the Unilight installation and maintenance costs are lower than for a standard signal.

The Company's Unilight products are categorized in two major groups; permanently installed signals and portable or temporary signals, as described below. The Company also sells ancillary items purchased from other manufacturers, such as batteries, solar power chargers and remote controls, which are standard products requiring little or no modification to work with the Company's signals. Suggested list prices for Company products, other than standard LED retrofits, range from $375 to $700 for permanent signals, and $4,000 to $16,000 for temporary signals.

The following pictures show the signals displayed by the single lens Unilight as opposed to a standard traffic signal.

[GRAPHIC]      [GRAPHIC]      [GRAPHIC]      [GRAPHIC]

[GRAPHIC]      [GRAPHIC]

The following pictures are examples of Unilight products.

[GRAPHIC]      [GRAPHIC]      [GRAPHIC]      [GRAPHIC]      [GRAPHIC]


                                   Trailblazer

         [GRAPHIC]                 [GRAPHIC]                  [GRAPHIC]

           EC12                 EC12 for Police               Work Zone


                          PERMANENTLY INSTALLED SIGNALS

INTERSECTION CONTROL. The Unilight Intersection Control signal is offered in three different sizes, 8-inches, 12-inches and 16-inches. The larger signals are designed to be used at more dangerous and higher speed intersections. The signal can be programmed to have the white border of the Red Octagon flash or "strobe" for use in emergency situations or at dangerous intersections as a means of making motorists more alert. It operates at 120 volts AC (alternating current). It is also available in 12-volt DC (direct current) models, permitting battery-powered operation. The battery can be recharged by solar energy, if desired, and may be independent of any commercial energy source. The Company believes that this feature will be especially attractive in less developed areas, especially outside of the United States, where electric power is not readily or consistently available. Selling prices for these signals range from $600 to $670, depending on conformation. Since its inception, the Company has sold approximately 38 of these products.

ARROW SIGNALS. Unilight Turn Arrow signals incorporate two, three or more arrows in a single unit. They are offered in 12-inch models. The Turn Arrow signal can display a left turn arrow, a right turn arrow and straight-ahead arrow and can be presented in three colors, Green for GO, Yellow for CAUTION and Red for STOP. The Company believes that the use of the negative (black arrow on red stop sign) or Red arrow with white border provides an advantage over conventional signals as the limited pole space of many existing traffic signals prevents the addition of a Red STOP arrow for prohibited left turns. Selling prices for these signals range from $340 to $550, depending on conformation. Since its inception, the Company has sold approximately 32 of these products.

RAMP METERING SIGNALS. Unilight Ramp Metering signals are intended for use at freeway on-ramps. They are designed to maintain an efficient traffic flow by timing the entry of vehicles onto freeways. The signals are available in two different sizes, 8-inch and 12-inch. They are programmed for Red and Green phases only. Selling prices for these signals range from $570 to $630, depending on conformation. Since its inception, the Company has sold approximately 37 of these products.

HIGH VISIBILITY RED SIGNAL RETROFIT. This product is offered as an LED replacement of a standard signal incandescent bulb; a red LED ball is displayed for the red phase of a standard traffic signal. It consists of only the STOP phase of a Unilight signal, the red octagon and white border with the border flashing. Its function is to provide a cost effective, high visibility strobe-like appearance desired at high-risk intersections. It features the same ease of installation as an incandescent bulb, plus the energy savings of an LED retrofit, with no need to wire a separate strobe into the signal face. Selling prices for these signals range from $370 to $410, depending on conformation. Since its inception, the Company has sold approximately 6 of these products.

LANE CONTROL SIGNALS. Unilight Lane Control signals are intended for use in specific lane control traffic management situations, such as those found in tunnels and tollbooth areas. These signals display a Red X and a Green "down" arrow in a single unit. The Lane Control Signals are available with a Yellow Triangle or Yellow Ball. They are offered in 8-inch and 12-inch models. Selling prices for these signals range from $550 to $600, depending on conformation. Since its inception, the Company has sold approximately 37 of these products.

STANDARD SIGNAL LED RETROFITS. These products include green, amber and red ball LED units that convert existing incandescent signals for the use of LED modules. They are offered by the Company primarily as part of a program in which the resulting energy savings cover the cost of the replacement and conversion. Selling prices for these signals range from $80 to $100, depending on conformation. Since its inception, the Company has sold approximately 70 of these products.

                          PORTABLE OR TEMPORARY SIGNALS

EMERGENCY CONTROL. The Unilight Emergency Control signal is a portable, remote-controlled, battery operated signal for use in intersection traffic control. The Company believes that it is one of the safest solutions for more visible control of vehicular traffic during power outages and emergencies and when the permanent traffic signals are not working or have not been installed. It is a 12-inch, 4-faced signal displaying a Red Octagon, Yellow Triangle and a Green Ball in a single housing. It can easily be transported to a location where it is tripod mounted or assembled and wheeled into the intersection within a few minutes. The remote control feature allows the officer operating it to be safely out of the intersection. Conflict control circuitry prevents the lighting of the Green Ball in both directions at the same time. The standard model is manually cycled through the Red, Yellow and Green symbols and once a symbol is selected it stays lit until changed by the operator using the remote control. Optionally, any symbol can be flashed, or "strobed", for greater visibility. The unit also has a programmed function that allows the officer to set a repeating cycle from Green to Yellow to Red. The signal can be bundled with the Company's Turn Arrow signals. Selling prices for these signals range from $9,000 to $10,500, depending on conformation. Since its inception, the Company has sold one of these products.

TRAILBLAZER. The Unilight Trailblazer is a portable, battery-operated signal for traffic management. It is designed for special event traffic and other intermittently heavy traffic areas. This signal displays the Red Octagon with its white border, the Yellow inverted Triangle and three-directional Green arrows. The remote control allows the operator to be safely out of the intersection and direct the signal to select the left, right, straight-ahead arrow, or a sequence from Red to Yellow to Green symbols. Once an operator selects a signal, such as a Green arrow, it stays lit until changed by the operator with the remote control. As with the other Unilight products, any symbol can be flashed or "strobed" for greater attention. The Company believes that the Trailblazer is well suited for instantaneous rerouting of large event traffic on roads to, from and in parking areas associated with an event. The Trailblazer can also be customized for use in parking lots and garages and in warehouse or distribution facilities. In November 1999, the Company sold five Unilight Trailblazers to the Maricopa County, Arizona, Department of Transportation and five signals to the Arizona Department of Transportation. The two departments also used an additional 14 signals loaned by the Company in directing traffic associated with a NASCAR race at Phoenix International Raceway. The Phoenix International Raceway is located in a relatively remote area on the outskirts of the Phoenix Metropolitan area, with limited roadways leading into and out of the raceway. Selling prices for these signals range from $4,100 to $5,000, depending on conformation. Since its inception, the Company has sold 26 of these products.

WORK ZONE SIGNAL. The Unilight Work Zone signal is designed for the safer management of traffic in work zones and around construction sites, trucking yards, warehouse and distribution centers. For roadway work zones, the system uses two portable, battery-operated signals with one programmable remote control to direct one-way traffic safely around a work zone, providing time for the traffic to clear the zone before the direction is reversed for traffic in the opposite direction. Selling prices for these signals range from $14,500 to $16,000, depending on conformation. Single signals used for the remote management of one-way traffic are priced from $5,500 to $7,500. Since its inception, the Company has sold 10 of these products

SCHOOL CROSSING SIGNAL. This remote controlled signal is a lightweight version of the Trailblazer, either single faced or facing in two opposite directions to direct traffic in a school-crossing zone. It allows a crossing guard to bring traffic to a stop before proceeding into the street and directing children across the street. Selling prices for these signals range from $3,900 to $4,800, depending on conformation. None of these products have yet been sold.

                           MARKETING AND DISTRIBUTION.

The Company believes that both its domestic and international markets are divided into three segments. The first segment is public traffic control devices for Intersection Control, Lane Control and Toll Booth signals that must, in the United States, meet specifications set in the Manual for Uniform Traffic Control Design ("MUTCD"), published by the Federal Highway Administration. The second is public traffic management in areas outside developed power grids, such as roadways without adequate adjacent power lines. The third is specialized commercial applications for traffic control such as school crossings, road construction sites, parking lots and structures, emergency and temporary intersection control, special event traffic management, shipping terminals and yards and warehouse and distribution facilities.

Based on its own market research and on an estimate by the Institute of Traffic Engineers ("ITE"), the Company believes that there are about 4,300,000 traffic signals operating in the United States and that over 200,000 signals are replaced each year. Annual additions, replacements and upgrades are estimated at about 300,000 signals, representing a domestic intersection control market for new signals of about $120,000,000. There is a separate market, estimated at

$150,000,000 annually, for portable signals, including the Unilight Trailblazer, Emergency Control and School Crossing products.

The world market for traffic signals consists of two geographic areas. The primary market is the developed countries market, including the United States, Canada, the European Economic Community, Japan, Taiwan, Hong Kong, etc. The second market includes the developing countries market, including Eastern Europe, Russia, Mexico, Central and South America, India, China, and other countries in Asia and the Far East.

The Company believes that the lower power consumption and maintenance costs of its products, when compared to conventional products, will make them particularly attractive in the international market. The fact that Unilights can be battery operated, and its batteries recharged by solar panels, is expected to be an attractive feature in areas with undependable power and intersections that are outside established power grids. The Company believes that the international market for battery operated, solar rechargeable units is much larger than the domestic market due to the prevalence of undependable electric power supplies, or no electric power supply.

The Company plans to sell its products in the United States through a network of independent sales representatives and distributors. Internationally, the Company is in the process of forming a network of distributors and manufacturing licensees who will operate exclusively in their respective countries/markets. The Company has entered into contracts for sales representation with Ed Campbell, Montesano and Philips Group. Sales representatives are paid commissions of 10% of sales made through them. The Company has entered into distribution agreements with the following dealers, who purchase items from the Company at wholesale prices and resell them to customers: Western Signal, Capital Enterprises, Pacific Lighting, Temple, Texas Highway Products, Phoenix Highway Products, S&A Supply and Advanced Equipment. Collectively these representatives and distributors cover the majority of the US and Canadian markets.

International distribution contracts have been signed with Supremetech Engineering (Hong Kong), Taiwan Signal Technologies (Taiwan and Malaysia), IMS Industries (Australia), Layton Solar Ltd. (India), and Artflex (Brazil). In general, these international agreements provide for exclusive representation within the respective territories provided that the distributor achieve a specified minimum of sales and that Distributor purchases are made at the Company's published distributor price list. The Company has also entered into agreements with J.C. International, an international business intelligence and technology transfer consulting firm, whereunder that company will advise the Company on finding licenses who would manufacture and market the Company's products in China and Japan. In payment for such services, the Company has agreed to pay a percentage of sales revenue in those countries; 25% for Japan and 12% for China. Contract negotiations are pending with INMER of Mexico to establish local production as well as distribution in Mexico and Central America.

Product and distributor inquiries are generated through media advertising, trade shows, and the Company's website. The Company supports the sales efforts of its distributors and representatives by advertising in trade publications, sharing of the costs of local trade shows, and by providing professionally prepared product brochures and other promotional literature. The Company has produced a product video available in both CD-ROM and VHS versions, and has an ongoing public relations program.

The Company has funded two Human Factors Tests by an independent lab and scientist that demonstrates the acceptability of the Unilight design to both fully sighted and color-deficient drivers. These tests were conducted by Lighting Sciences, Inc., a FHWA certified testing laboratory. User information from field-testing at actual intersections, including the signal at the United States Army base at Fort Hood in Texas and Cheyenne Wyoming, appear to verify the acceptability of the Unilight products and the symbols they use. Permanent installation of Unilights at those two locations will depend on final approval by the Federal Highway Administration. See "Government Regulation."

During 2001, the Company has completed Emergency Control and Work Zone product engineering and development and begun shipment of these products. The Company intends to concentrate its domestic marketing and sales efforts on: a) Emergency Control and Work Zone products, b) Trailblazer and event traffic management portable signals, and c) Unilight Turn Arrow and Lane Control permanent signals. International marketing efforts are focused on Asian markets, with emphasis on Japan and China. Sales efforts are being made in other international markets; England, Greece, India, Mexico, Chile, Argentina, Brazil and Australia.

Since May 2000, several dual turn arrow signals (combined green and yellow arrows) have been installed in Scottsdale, Arizona as part of a continuing replacement program. Test installations of Unilight Intersection Control signals were completed at the United States Army base at Ft. Hood in Killeen, Texas and in Cheyenne, WY. Since September 2000, Unilights have been installed by INMER at four intersections in Mexico City. In December 2000, the first High Visibility Red Signal Retrofits were installed in Glendale, AZ.

To date, sales of Unilight products have been limited. The Company has sold Unilight Trailblazers to the Arizona Department of Transportation, the Maricopa County Department of Transportation and Dupont Corporation and various municipalities. Other Unilight products have been purchased by General Electric Supply and Alcan Aluminum. The Company also installed Unilight Intersection Control signals in Killeen, Texas; Cheyenne, Wyoming; Mexico City, Mexico. Test installations are being planned to gather data on motorists' reaction to the Unilight products in Guadalajara, Torreon Mexico, Taipei, Taiwan and Hong Kong. The Company has already completed Human Factors Testing that demonstrates the acceptability of the Unilight design to both fully sighted and color-deficient drivers. These tests were conducted by Lighting Sciences, Inc., a human factors and lighting testing laboratory.

               COMPETITIVE CONDITIONS AND METHODS OF COMPETITION.

The Company uses independent sales representatives and distributors as well as the direct efforts of its own personnel to obtain customer orders.

The Company generally competes against the standard three-lens incandescent traffic signals now in general use throughout the world. In addition, the Company competes against companies that sell, as its primary products, replacement modules for standard signals, using Red and Green LEDs only. The traffic signal industry is highly competitive and the Company is a relatively small participant compared with most of its competitors. Many of the Company's competitors have substantially greater financial, production, marketing, distribution and other resources than the Company as well as greater name recognition.

The Company faces challenges in having Unilights accepted and approved for use in the traffic signal market because its products are based on a new technology and are different from existing three lens traffic signals using incandescent light bulbs. Because the Unilights are based upon LEDs, their manufacturing costs and selling prices are typically greater than those of standard signals using incandescent light bulbs. The Company believes its ability to compete will depend on its success in demonstrating that savings from lower energy consumption (estimated at 80% to 90% less reduced electrical consumption than is required for standard signals), maintenance costs and deployment costs associated with the Unilights more than compensate for the higher initial purchase price. While the Company believes that it can compete successfully in the traffic signal industry based upon the operational efficiencies of the Unilight, there can be no assurance that it will be able to do so. Although others in the industry make replacement modules using Green and Red LEDs, the Company believes that the other characteristics of the Unilight, its smaller size and weight, lower wind resistance and the display of signals by shape in addition to color, will permit the Company to compete successfully in the market.

                               PRINCIPAL CUSTOMERS

During the fiscal year ended on December 31, 2000, each of the following customers accounted for more than 10% of total sales: Capital Enterprise, City of Glendale, Arizona, DuPont and the U.S. Army Corps of Engineers.

                                 MANUFACTURING

There are four major components to the Company's Unilight products: Light Emitting Diodes ("LEDs"), printed circuit boards, an electronic power supply and a polycarbonate or aluminum housing. The Company believes there are numerous potential suppliers for each of these components. Electro-Tech's (located in Corona, CA) is currently the contract manufacturer who assembles the Unilight products. Electro-Tech's is a California corporation that is owned by Ray Deese, a shareholder and director of the Company. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS", below. The Company is in negotiations with Asian suppliers to ensure access to multiple sources and adequate assembly capacity to meet international domestic market demands.

LED traffic signals cost from 30% to 80% more than a standard incandescent signal, depending on the brand selected. In most cases, the LED component accounts for 50% to 60% of the total cost of an LED signal. LED prices are declining due to their increasing usage, and larger manufacturers are entering the market, especially in Japan and Taiwan. The Company does not believe the procurement of LEDs or the other components of its Unilight products will be a problem in the foreseeable future.

                            PATENTS AND TRADEMARKS.

Generally, the effect of a patent is that the courts will grant to the patent holder the right to prevent others from making, using, offering for sale and selling the combination of elements or combination of steps covered by the patent. The Company's ability to compete may be enhanced by its ability to protect its proprietary information, including the issuance of patents and trademarks. While no intellectual property right of the Company, including its patents, has been invalidated or declared unenforceable, there can be no assurance that such rights will be upheld in the future. There can be no assurance that in the future products, processes or technologies owned by others, necessary to the conduct of the Company's business could be licensed on commercially reasonable terms.

The Company has two United States patents on its Unilight products. The first patent generally covers the use of three or more symbols in a single lens. The second patent covers the use of a contrasting border around one of the symbols displayed in the lens. The Company has also filed for patent protection for its Unilight products in several countries around the world, based upon the second of the patents.

The Company's first United States patent (Patent No. 5,898,381) was filed on June 17, 1997 and issued on April 27, 1999 and its second U.S. patent (Patent No. 6,054,932) was filed on November 20, 1998 and issued April 25, 2000. United States patents expire twenty years after the date they are filed.

The Company has applied for a trademark on the product name "Unilight." The trademark application was filed on February 25, 2000 and has been assigned serial no. 75/929,152 by the U.S. Patent Office.

                             GOVERNMENT REGULATION

The manufacture, sale and marketing of the Company's Unilight products are subject to a number of rules and regulations from various federal and state agencies. A United States government agency, the Federal Highway Administration ("FHWA"), has jurisdiction over traffic control devices used on federal roadways. The FHWA sets standards for traffic control signals, which are set forth in the Manual for Uniform Traffic Control Devices ("MUTCD"). These standards have been adopted as standards by Departments of Transportation in most of the States. Currently the Unilight Turn Arrow and Lane Control signals and single color LED retrofits are the only Company products that meet MUTCD standards. The effect of this situation is that sales of other products are limited to private (non-governmental) customers (such as transportation companies and other industrial users) and entities located overseas where the other products meet government standards.

In the US any change in the FHWA specifications requires action initiated by a municipality or state department of transportation to extend the specifications to include the desired signal. The sponsoring agencies are required to present laboratory and field test data to establish that the proposed signal yields economic benefits and does not create undue risks for the driving population. A sponsoring agency may initiate a test by requesting a Permit to Experiment from the FHWA. Upon the collection of a sufficient and favorable set of field test data, the sponsoring agency or agencies can request the modification of the Manual of Uniform Traffic Control Devices (MUTCD) to include the proposed signal. The Company has begun a process to obtain acceptance by the FHWA or the California Department of Transportation of the Unilight as a traffic signal meeting current public roadway standards. This process will involve working jointly with municipalities to contract for necessary "human factors" tests, designing subsequent experimental intersection tests and presenting resulting data to the appropriate regulatory agencies for their approval. The Company is, however, unable to predict when, if ever, those other products will be approved as meeting such standards.

Specifications established by the Institute of Traffic Engineers ("ITE") are among the standards and specifications set forth in the MUTCD. The ITE specifications require that all signals meet certain requirements for color (chromaticity) and intensity (luminosity) for incandescent and LED signals. The Company resells single color LED retrofit modules manufactured by Electro-Techs that currently meet the ITE specifications for Red and Green LED signals, but not for Yellow, which is common to all industry participants. As a result, most cities undertake LED replacement of red and green signals only. ITE is currently re-evaluating the specifications for yellow signals with a view to make it economically feasible to meet requirements with existing technology. The Company expects to market yellow LED retrofits if and when they become available.

In the international market, the International Commission on Illumination ("CIE") sets standards for traffic control signals similar to ITE. Many countries have adopted these CIE standards as enforceable legal requirements. The Company has been advised by Electro-Techs that Unilight single and dual color LED retrofits, lane controls and dual arrow signals meet the standards and specifications set by the CIE.

Unilight signals meet ITE and CIE color and luminosity standards by the use of the same LED components as are used in other products on the market. However, in displaying three or more signals through a single opening, Unilights are at variance with both ITE and CIE three face lens specifications for single color signals.

                           RESEARCH AND DEVELOPMENT.

During fiscal years 1999 and 2000 the Company expended approximately $34,200 and $69,400, respectively, on research and development. These expenditures were funded from the proceeds of the sale of equity.

                           EMPLOYEES AND CONSULTANTS

The Company currently has three full time employees: Mr. Marc Messina, President and a director of the Company (and co-inventor of the Unilight); Mr. Richard Bourke, the Company's Chief Financial Officer, who is also Secretary/Treasurer and a director and Mr. Robert Johnson, Sales Engineer and Product Development Manager. There are three part-time consultants: Mr. Dan Sugaski, Vice President-Marketing; Mr. Norman Plagge, international trade consultant, and Mr. Joe Chao, asian business development consultant. The Company's employees are not represented by any collective bargaining organization and the Company has never experienced a work stoppage. The Company believes that its relations with its employees are good. All of the full time employees are deferring payment of all or part of their compensation or are being paid on a sales commission basis. See "Executive Compensation", below.

Management's Discussion and Analysis of Financial Condition and Results of Operations

                                     GENERAL

The Company commenced operations and began development of working prototypes of its Unilight traffic signals in 1998. It was subsequently awarded two U.S. patents for the Unilight covering the design and use of its symbols in a single lens traffic signal. During 1999 the Company raised $474,614 in equity capital enabling it to continue prototype development and final product design and development, design and produce marketing and sales materials, construct its website, begin Institute of Traffic Engineers ("ITE") testing and certification, establish contract manufacturing capabilities, and open its Scottsdale, Arizona office in January, 2000. In November 1999, the Company completed its first sale of its Unilight products, selling ten Unilight Trailblazers to the Arizona Department of Transportation and the Maricopa County Department of Transportation. Upon inquiry, the Company believes that approximately $73,000 of general and administrative expense for that year represented the amount lost because of the unauthorized diversion of cash by a former officer and director.

The Company hired its initial employees in January 2000. During the first quarter of 2000, the Company first exhibited the Unilight at a major trade show, the American Traffic Safety Services Association Annual Conference. Following that trade show, Better Roads magazine selected the Unilight products as one of its Best New Products for 2000.

During 2000, the Company had net revenue of $99,264 and a corresponding cost of goods sold and freight of $87,295 and $11,344, respectively, resulting in gross profit of $626. These results included the effect of the sale of five portable signals built specifically for use outside a warehouse facility of the DuPont Company. During this period, the Company had general and administrative expenses of $404,164, salary expense of $227,400 and marketing and advertising expenses of $108,873. Increases in expenses resulted from start up costs to support an office and maintain a full time staff, broadened marketing and advertising due to initial product launch and trade show participation and the preparation of revised marketing and advertising materials, continued product development expenses and legal and associated costs resulting from litigation with a former officer and director. The net loss in 2000 was $816,886. Upon inquiry, the Company believes that approximately $21,000 of general and administrative expense for that year represented the amount lost because of the unauthorized diversion of cash by a former officer and director and that an additional $19,000 of working capital was diverted for unauthorized transactions by the same person. The Company brought a legal action against that person for the amount so lost but, because that person was unable to pay money damages, the Company accepted the return of 2,990,550 shares of its common stock by that person in full payment of its claim.

                                PLAN OF OPERATION

Since its inception the Company has been financed primarily through the sale of common stock in private transactions amounting in total to approximately $1,388,590. On April 16, 2001, the Company obtained a secured line of credit from a group of investors among whom are one of the Company's Directors and the relatives of another Director who is also the Chief Executive Officer (see "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS"). As of the date of this Registration Statement, the Company had borrowed $75,000 against that line. That loan bears interest at the rate of 12% per annum, is due and payable on April 16, 2002 and is secured by collateral consisting of all of the Company's assets.

If that loan is not repaid when it is due, the lenders might have the right to foreclose on the Company's assets and the Company would not be able to continue in business. The Company does not expect to generate sufficient funds from operations to repay the loan; accordingly its ability to do so will depend on its ability to raise funds from the sale of equity or further borrowings.

As of June 30, 2001, the Company had cash on hand in the approximate amount of $18,000 and accounts receivable in the amount of approximately $21,700, which is expected to be collected within thirty days. Based on information from customers, the Company expects, but without any assurance or guarantees, to have sales of approximately $40,000 within the next sixty days and to collect that amount within three months. These amounts are expected to be sufficient for five months of operations, assuming that the Company's operating expenses continue at approximately $15,000 per month. No capital expenditures are planned during this period. The Company is engaged in discussions with prospective private investors about possible debt and equity financing. There are no agreements with respect to any financing and there is no assurance that the Company will be able to obtain financing from any source.

The foregoing estimate does not take into account the possible effect of claims in the aggregate amount of approximately $40,000 that might be made against the Company arising out of the following described circumstances. The Company sold shares its common stock in a series of private offerings from September 1998 through May 2000 for aggregate proceeds in the amount of $788,014. Subsequently, in June 2000, it was, upon inquiry deemed possible that some of the purchasers in that offering may not have been properly qualified to participate. In order to resolve doubt as to the matter, the Company offered to rescind the purchases of those investors who may not have been qualified. Each of the affected investors declined the rescission offer. Upon inquiry in August 2000, the belief of the Board of Directors was that an officer of the Company, who is no longer employed by or affiliated with the Company, had diverted funds to his own use without the knowledge or authorization of the Board of Directors. It was also their belief that the course of conduct of that former officer may not have been disclosed to investors who had purchased the common stock of the Company while that former officer was acting as such or to those investors to whom the rescission offer had been made. In order to resolve claims which any such investors might have against the Company because of that disclosure issue, the Board of Directors determined to offer each of them one additional share of its common stock for every five shares purchased by them in exchange for an agreement releasing the Company from such claims. As of the date of this Registration Statement, releases have been received by the Company from approximately ninety percent of those investors in consideration of the issuance of additional shares of common stock, but investors who in the aggregate have invested approximately $40,000 in the Company's common stock have failed to agree to the release. While the Company has no knowledge of any threatened litigation on account of such claims, the possibility of such litigation cannot be excluded.

                              RESULTS OF OPERATIONS

The Company's operations to date have been limited to start up activities, prototype development, patent filings and initial product sales. Furthermore, upon inquiry, the Board of Directors believes that operating results were materially affected by certain unauthorized cash expenditures. Accordingly, the Company's revenue and expenses are not believed to be indicative of the results of future operations.

During 1998, the Company had no revenue and incurred expenses of $83,012, resulting in a net loss of $83,012. The Company's expenses were primarily associated with patent filings, prototype development costs and independent testing of the Unilight performance with respect to lighting and human factors.

The Company made its first sales during the last quarter of 1999, in the amount of $18,596. The corresponding cost of sales was $19,437. This cost was higher than would be expected under normal production due to start up costs associated with initial product manufacture. For that entire year, the Company's selling, general and administrative expenses were $155,655, of which $111,657 were attributed to management and administrative contract labor and engineering consultants; and $42,623 was attributed to marketing and advertising expenses, which were largely for the design and production of marketing materials, including the production of a ten minute video showcasing the Unilight Trailblazer in use at the DuraLube 500 NASCAR race at Phoenix International Raceway in November, 1999. Research and development expenses for that year were $31,762, comprised of $22,378 in payments to Electro-Tech's and related testing and certification expenditures. The net loss in 1999 was $248,817. The Company believes that approximately $17,000 of general and administrative expense for that year represented the amount lost because of the unauthorized diversion of cash by a former officer and director and that an additional $12,000 of working capital was diverted for unauthorized transactions by the same individual.

During 2000, the Company had net revenue of $99,264 and a corresponding cost of goods sold and freight of $87,295 and $11,344, respectively, resulting in gross profit of $626. These results included the effect of the sale of five portable signals built specifically for use outside a warehouse facility of the DuPont Company. During this period, the Company had general and administrative expenses of $404,164, salary expense of $227,400 and marketing and advertising expenses of $108,873. Increases in expenses resulted from start up costs to support an office and maintain a full time staff, broadened marketing and advertising due to initial product launch and trade show participation and the preparation of revised marketing and advertising materials, continued product development expenses and legal and associated costs resulting from litigation with a former officer and director. The net loss in 2000 was $816,886. Upon inquiry, the Board of Directors believes that approximately $21,000 of general and administrative expense for that year represented the amount lost because of the unauthorized diversion of cash by a former officer and director and that an additional $19,000 of working was diverted for unauthorized transactions by the same person. The Company brought a legal action against that person for the amount so lost but, because that person was unable to pay money damages, the Company accepted the return of 2,990,550 shares of its common stock by that person in full payment of its claim.

During the first six months of 2001, the Company had product revenue of $36,052 and a corresponding cost of goods sold of $27,674, resulting in a gross profit of $8,378, or 24% of sales. Sales increased by 3% over the corresponding period in 2000, but gross profit increased $3,373, or 67%, over the same period. The increase in margin is a result of improved pricing and increased acceptance of the Company's products.

During the first six months of 2001, total expenses were $262,191, a 35% reduction from total expenses during the corresponding period in 2000. During the first six months of 2001, salaries and benefits were $72,530, or 32% less than the $107,243 expended during the same period in 2000. General and administrative expenses were $162,969, compared with $206,248 during the same period in 2000, or a reduction of 21%. Marketing and advertising expenses were $11,267, or 85% less than was expended during the same period in 2000. The Company's operations during the first six months of 2001 were not affected by unauthorized diversions of cash as compared with approximately $40,000 during the same period of 2000.

The net loss during the first six months of 2001 was $249,831, which was 37% less than the net loss of $398,976 incurred during the first six months of 2000. This significant reduction in net loss is due to the new management team adopting improved pricing policies, and instituting more efficient operations.

                                    FACILITY

The Company currently leases approximately 1,500 square feet of office and warehouse space at its principal office in the Scottsdale Airpark, in Scottsdale, Arizona, at a monthly rent of $1,530. The lease term expires at the end of February 2002. The Company believes that, if necessary, it can lease additional office space at the location at lease rates similar to those in its existing lease.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the holders of five percent (5%) or more of the Company's voting securities.

                                                     Amount and
                                                     Nature of
  Title of         Name and Address of               Beneficial       Percent of
    Class            Beneficial Owner                Ownership          Class
    -----            ----------------                ---------          -----

Common Stock     Capital Resources, Inc.             2,000,000          13.6%
                 145 E. Snow King Ave.                  Shares
                 Jackson Hole, WY 83001

Common Stock     Marco Messina (1)(2)(3)(7)(8)       4,339,750          29.3%
                 11703 N. 123rd Way,                    Shares
                 Scottsdale, AZ 85259

Common Stock     Stephen Ziomek (1)(2)                 810,400           5.5%
                 8390 E. Corrine Drive,                 Shares
                 Scottsdale, AZ 85260

The following table shows the voting securities of the Company held by all directors, nominees to be directors and executive officers of the Company.

                                                     Amount and
                                                     Nature of
  Title of         Name and Address of               Beneficial       Percent of
    Class            Beneficial Owner                Ownership          Class
    -----            ----------------                ---------          -----

Common Stock     Raymond Deese (2)(9)                  710,000           4.8%
                 1875 Sampson Avenue,                  Shares
                 Corona, CA 92879

Common Stock     Marco Messina                       4,339,750          29.3%
                 (1)(2)(3)(7)(8)                       Shares
                 11703 N. 123rd Way,
                 Scottsdale, AZ 85259

Common Stock     Stephen Ziomek (1)(2)(9)              810,400           5.5%
                 8390 E. Corrine Drive,                Shares
                 Scottsdale, AZ 85260

Common Stock     Gary Pinkston (4)                     334,817           2.2%
                 55 Main Street, #200,                 Shares
                 Tiburon, CA 94920

Common Stock     Richard Bourke (5)(6)(8)(9)           492,500           3.3%
                 7714 E. Vista Drive,                  Shares
                 Scottsdale, AZ 85250

Common Stock     Five directors and                  6,687,467          45.2%
                 officers as a group                   Shares

----------
(1) Includes 10,000 shares of Common Stock issuable upon the exercise of presently exercisable warrants, with an exercise price of $2.50 per share.
(2) Includes 30,000 shares of Common Stock issuable upon the exercise of presently exercisable warrants, with an exercise price of $2.00 per share.
(3) Includes 150,000 shares of Common Stock issuable upon the exercise of presently exercisable warrants, with an exercise price of $0.10 per share.
(4) Includes 103,750 shares of Common Stock issuable upon the exercise of presently exercisable warrants, at an exercise price of $0.10
(5) Includes 320,000 shares of Common Stock issuable upon the exercise of presently exercisable warrants, at an exercise price of $0.10 per share.
(6) Includes 50,000 shares of Common Stock issuable upon the exercise of presently exercisable warrants, at an exercise price of $0.01 per share.
(7) Includes 40,000 shares of Common Stock issuable upon the exercise of presently exercisable warrants, at an exercise price of $0.10 per share.
(8) Includes 22,500 shares of Common Stock issuable upon the exercise of presently exercisable options, at an exercise price of $0.10 per share
(9) Includes 30,000 shares of Common Stock issuable upon the exercise of presently exercisable warrants, at an exercise price of $0.10 per share.

                        DIRECTORS AND EXECUTIVE OFFICERS

The following are the names, ages and business experience during the past five years of all directors and executive officers of the Company and of those nominated to be such:

Name                 Age     Position
----                 ---     --------

Marco Messina        49      Director, President and Chief Executive Officer

Richard Bourke       55      Director, Secretary, Treasurer and Chief
                             Financial Officer

Stephen Ziomek       50      Director

Ray Deese            59      Director

Gary Pinkston        59      Director

Dan Sugaski          50      Vice President, Marketing

Robert Johnson       55      Product Development Manager

Marco Messina was one of the Company's founders, has been a Director since its inception, was its President and Secretary during 1998, a Vice President from May 2000 and has been its President and Chief Executive Officer since August 2000. He is one of the co-inventors of the Company's Unilight product. He was Consulting Practice Director for Information Systems at Platinum Technology and Computer Associates In 1999. From 1996 to 1998, he was the President of National Scientific Corp., a semiconductor research and development and intellectual property development company located in Scottsdale, Arizona. From 1984 to 1996, he was President of Fenix Consulting Co., Inc., an information technology consulting company with clients in the Pacific Northwest and Europe. During the same period he was Associate Professor of Management Information Science at Seattle University, teaching undergraduate and graduate courses in Management Information Science and Entrepreneurship. Prior to consulting he was a Seafirst Bank Vice President in computer systems operations, corporate finance, and international banking. He holds a Bachelor of Arts degree in psychology and a Master of Business Administration degree from Indiana University Graduate School of Business.

Richard Bourke has been the Company's Chief Financial Officer since March 2000, a director since June 2000 and also its Secretary/Treasurer since August 2000. Since 1998 he has been Chairman and Chief Executive Officer of National Integrative Medicine, Inc., a start-up Internet healthcare company located in Scottsdale, Arizona. From 1994 to 1997, he was Executive Vice President and Chief Financial Officer of The Little Gym International, Inc., Scottsdale, AZ, an international provider of children's development programs. In 1992 - 1993, he was Vice President of Corporate Finance for Norcross Securities, a registered securities broker-dealer in Phoenix, Arizona. From 1987 to 1994, he was President of Bourke & Company, a financial consulting firm. From 1982 to 1987, he was President of the Development Corporation of Montana, a geographically targeted risk capital firm. From 1982 to 1986, he was President of Montana Beverages, Ltd. and from 1976 to 1990, he was Vice President of Air Plastics, Inc. He holds a B.A. from Northwestern University and an M.B.A. from Columbia University Graduate School of Business.

Stephen Ziomek has been a Director since February 1999. Since 1987, Mr. Ziomek has been Executive Vice President for FAS Relocation Network, a company located in Scottsdale, Arizona that provides full range relocation services for executives. From 1995 to 1996, he was the Chief Operating Officer of The Homebuyer's Fair, an Internet company also based in Scottsdale, Arizona. He has an engineering degree from the U.S. Coast Guard Academy and served for ten years in various roles providing search and rescue services at several Coast Guard bases.

Ray Deese has been a Director since May 1999. He was the founder in 1981of R & M Deese, Inc. dba Electro-Tech's, a manufacturer of LED products for transportation and other industries located in Corona, California, and has since then been its President and General Manager. Electro-Tech's assembles the components for the Company's Unilights products. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS".

Gary Pinkston has been a Director since November 2000. Mr. Pinkston is Principal Owner/President of Meridian/Pacific, Ltd., which he founded in 1988. Meridian Pacific, Ltd. provides real estate financing and consulting services to major corporations, with a focus on commercial properties and shopping centers. Since 1997 it has participated in over $700 million of real estate loans. Prior to forming Meridian/Pacific, Gary was Principal Owner and Vice President of Walker Pinkston Co., and Vice President of Rubloff, Inc. He holds a BS from Kansas State University and is a member of the International Council of Shopping Centers and the Mortgage Bankers Association of America.

Dan Sugaski has been Vice President-Marketing of the Company since October 2000 and currently serves as such on a part-time consulting basis. He was previously, for approximately eight years, Director of Regional Sales and Regional Business Manager with GAF Material Corporation and at Owens Corning Fiberglas.

Robert Johnson has been the Company's Product Development Manager and Sales Engineer since December 2000. He has been, for approximately thirty years, a consultant in product design, development and production.

                             EXECUTIVE COMPENSATION

The following table sets forth the compensation paid to the Company's executive officers listed below in the year ended December 2000, and the period January 1, through June 30, 2001.

                                                            Compensation Paid
                                                          ---------------------
Name and Position                                          2000          2001
-----------------                                         -------       -------
William J. Gartner, President and CEO (1)                 $72,720         None
Marco Messina, President and CEO (2)(3)                    27,500       $15,000
Richard Bourke, Chief Financial Officer (3)                74,000        21,000
Dan Sugaski, Vice President- Marketing (4)                  9,000
Robert Johnson, Product Manager                             1,100         3,543

----------
(1) Mr. Gartner resigned as an officer and director of the Company on August 9, 2000. Of the total compensation paid to him during fiscal 2000, the Board of Directors believes, upon inquiry, that $28,720 had not been authorized.
(2)  Mr. Messina's employment began June 1, 2000.
(3) Mr. Messina and Mr. Bourke have accrued, through June 30, 2001, $70,000 and $17,000, respectively, in compensation.
(4) During 2000, Mr. Sugaski was granted warrants for the purchase of 40,000 shares of common stock at a price of $0.20 each and during 2001 he was granted additional warrants for the purchase of 20,000 shares at a price of $0.20 each and the purchase of 12,000 shares at a price of $0.10 each.

The Company provides its directors warrants to purchase 30,000 shares of its Common Stock at the then market price, for each year of service. The Chairperson receives warrants for 40,000 shares of Common Stock. The Company also reimburses directors who are not employees for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors.

                                  STOCK OPTIONS

In March, 2001, the Company adopted a plan covering Marco Messina, Richard Bourke and Dan Sugaski, whereby these individuals are eligible to earn stock options for up to 1,350,000 shares of Common Stock, vested quarterly over a five year period.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On April 16, 2001, the Company entered into an agreement with Patent Technology LLC ("Patent"), an Arizona limited liability company, whereunder Patent loaned $75,000 to the Company. The loan is due and payable on or before April 16, 2001 and bears interest at the rate of 12% per annum. The Company has pledged all of its assets as collateral for the loan and these assets may be taken by the lender if the amount of the loan and accrued interest is not repaid in full when due. The Members of Patent include Mr. Gary Pinkston, a Director of the Company and Alfonso and Pia Messina and Andrew Messina. Alfonso and Pia Messina are the parents of Mr. Marco Messina, a Director and the Chief Executive Officer of the Company and Andrew Messina is his brother.

At its inception, the Company's founders, Messrs William Gartner and Marco Messina, together with the assignee of another co-inventor, assigned all of their patent rights in the Unilight product to the Company in consideration of the issuance and sale to them by the Company of 3,000,000, 4,000,000 and 3,000,000 shares, respectively, of the Company's common stock. The total value of the shares was $100,000. The cost to the founders of developing the patent rights was approximately $15,000. Subsequently, in their capacities as directors, Messrs. Messina and Mr. Gartner were issued warrants to purchase 230,000 and 50,000 shares respectively. They were also issued 36,250 and 140,550 shares of Common Stock, respectively, in consideration of services. Mr. William Gartner subsequently sold 140,000 shares to various third parties and returned 2,990,550,000 shares and warrants for 50,000 shares to the Company in settlement of certain litigation between them (described elsewhere herein under "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINAL CONDITION AND RESULTS OF OPERATIONS").

                            DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, $0.01 par value. The Company is not presently authorized to issue any shares of Preferred Stock. As of June 30, 2001, there were outstanding 12,421,805 shares of Common Stock and warrants to purchase an additional 2,304,750 shares of Common Stock.

The holders of the Common Stock are entitled to receive dividends when and as declared by the Board Directors, out of funds legally available therefore. The Company has not paid cash dividends in the past and does not expect to pay any dividends on its Common Stock within the foreseeable future since any earnings are expected to be reinvested. In the event of liquidation, dissolution, or winding up of the Company, wither voluntarily or involuntarily, each outstanding share of the Common Stock is entitled to share equally in the Company's assets, subject to any preferential liquidation rights, if any, of the holder of shares of Preferred Stock which may then be outstanding.

Each outstanding share of the Common Stock is entitled to equal voting rights, consisting of one vote per share. Under the laws of Arizona, all of the shares may be voted cumulatively in the election of directors; that is, each shareholder may multiply the number of his or her shares by the number of directors to be elected and cast the resulting number of votes in favor of one or more of the director nominees.

During 1998 and early 1999, the Company issued warrants to purchase 910,000 shares of Common Stock to its shareholders. The warrants permit the holders to acquire such shares at any time during the three-year period after the warrant was issued at an exercise price of $0.10 per share. During 2000, warrants for 435,000 shares were exercised.

During January 2000, the Company issued warrants to purchase 250,000 shares of its Common Stock to its directors, exercisable at any time during the next five years at $2.00 per share. The Gartner Settlement resulted in the cancellation of warrants for the purchase of 40,000 shares.

In connection with the June 2000 Rescission Offer, the Company granted to six of its directors warrants to purchase 60,000 shares of Common Stock, such warrants to be exercisable at any time during the next five years at an exercise price of $2.50 per share. The Gartner Settlement resulted in the cancellation of warrant for the purchase of 10,000 shares.

In October 2000, the Company issued warrants to purchase 25,000 shares of its Common Stock to an investor, exercisable at any time during the next five years at $0.10 per share.

During 2000, the Company issued warrants to purchase 105,000 shares of its Common Stock to its employees and consultants, exercisable at any time during the next five years at exercise prices from $0.20 to $2.00 per share. During 2000, warrants for 16,000 shares were exercised.

During 2001 the Company issued warrants to purchase 532,000 shares of its Common Stock to its employees and consultants, exercisable at any time during the next five years at exercise prices ranging from $0.01 to $0.20 per share.

During 2001, the Company also issued warrants to purchase 193,750 shares of its Common Stock to its directors, exercisable at any time during the next five years at an exercise price of $0.10 per share.

                           CONTROL SHARE ACQUISITIONS

Sections 10-2721 through 10-2727 of the Arizona Revised Statutes apply to any acquisition of outstanding securities of the Company (other than pursuant to the laws of descent and distribution), a gift, an acquisition from the Company, the satisfaction of a security interest or in connection with certain mergers or reorganizations resulting in the ownership of one of the following categories of the Company's then outstanding voting securities: (a) twenty percent or more but less than thirty-three percent; (b) thirty-three percent but not more than fifty percent; or (c) fifty percent or more. The voting rights of the securities acquired in such acquisition are denied (except the voting rights associated with the election of directors) unless a majority of the non-interested securities holders approve the granting of such voting rights. Unless the Company's Articles of Incorporation or Bylaws then in effect provide otherwise, such securities acquired are also redeemable in part or whole by the Company at the market price of the securities within 30 days if (a) the acquiring person has not given a timely information statement to the Company or (b) the shareholders voted not to grant voting rights to the acquiring person's securities.

                BUSINESS COMBINATION WITH INTERESTED SHAREHOLDERS

Sections 10-2741 through 10-2743 of the Arizona Revised Statutes prohibit business combinations between the Company and shareholders owning 10% or more of the Company's Common Stock or affiliates of such shareholders ("Interested Shareholders") for a period of three years after the date the Interested Shareholder becomes a holder of 10% of the Company's Common Stock ("Acquisition Date") unless the business combination with the Interested Shareholder or the acquisition of the shares by the Interested Shareholder is approved by a committee of disinterested directors prior to such Interested Shareholder's Acquisition Date. Business combinations are generally defined to include: (a) mergers and consolidations with the Interested Shareholder; (b) an exchange of shares with the Interested Shareholders; (c) a sale, lease, mortgage, pledge or other transfer to the Interested Shareholder of assets with an aggregate market value of at least 10% of the Company's total assets, 10% of the Company's market value of all outstanding shares, 10% of the Company's revenues or 10% of the Company's net income; (d) the issuance or a transfer of shares to the Interested Shareholder that have a market value of 5% or more of the market value of all outstanding shares; (e) the adoption of any plan or proposal by the interested shareholder to liquidate or dissolve the Company or reincorporate the Company in another state; (f) any reclassification of securities that is proposed by the Interested Shareholder which has the effect of increasing his proportionate share of outstanding shares or of securities that are exchangeable or convertible into securities owned by the Interested Shareholder; and (g) the receipt by the Interested Shareholder of any loans, advances or other financial assistance that is not otherwise made available to all shareholders.

                                     PART II

          MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY
                        AND RELATED STOCKHOLDER MATTERS.

There is no public market for the Company's common stock or any other of its securities.

As of the date of this Registration Statement, 12,421,805 shares of the Company's common stock were outstanding. In addition, there are outstanding warrants for the purchase of up to 50,000 shares at a price of $2.50 per share; warrants to purchase up to 210,000 shares at a price of $2.00 per share; warrants to purchase up to 1,423,750 shares an exercise price of $.10 per share; and warrants issued to employees and consultants for the purchase of up to 621,00 shares at prices ranging from $0.01 to $1.50 per share.

As of the same date, 9,626,651 shares would be eligible to be sold to the public pursuant to Rule 144 of the Securities and Exchange Commission if a public trading market were to exist.

There are approximately 110 holders of record of the Company's common stock.

The Company has never declared or paid any dividends on its stock and there are no plans to do so in the future.

                                LEGAL PROCEEDINGS

None

                 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None

                     RECENT SALES OF UNREGISTERED SECURITIES

The following securities were sold by the Company within the past three years, none of which were registered under the Securities Act of 1933, as amended (the "Act"):

A.

1. September 1998 - 10,404,000 shares of common stock.

2. The shares were issued to eight private investors, two of whom were directors of the Company.

3. The consideration for the shares was an assignment of patent rights and services rendered to the Company in the aggregate amount of $149,775. No commissions were paid.

4. This transaction was exempt under Section 4(2) of the Act as a transaction not involving any public offering. Solicitations were made of not more than 10 persons who were selected from a group of persons known to be possessed of adequate net worth, investment experience and knowledge and experience of business and finance and to be familiar with the Company's business. Each investor had access to the Company's facilities and had an opportunity to discuss the Company's business with its executive officers. All of the shares were appropriately treated as restricted as to transfer.

B.

1. October and November 1998 - 180,000 shares of common stock and warrants to purchase an additional 180,000 shares of common stock.

2. The securities were issued to nine private investors.

3. The consideration for the securities was cash in the aggregate amount of $17,000 and services rendered to the Company in the amount of $1,000. No commissions were paid.

4. This transaction was exempt under Section 4(2) of the Act as a transaction not involving any public offering. Solicitations were made of not more than 10 persons who were selected from a group of persons known to be possessed of adequate net worth, investment experience and knowledge and experience of business and finance and to be familiar with the Company's business. Each investor had access to the Company's facilities and had an opportunity to discuss the Company's business with its executive officers. All of the shares were appropriately treated as restricted as to transfer.

C.

1. February and March 1999 - 987,527 shares of common stock and warrants to purchase an additional 730,000 shares of common stock.

2. The securities were issued to seventeen private investors, five of whom were directors of the Company.

3. The consideration for the securities was cash in the aggregate amount of $73,000 and services rendered to the Company in the amount of $25,752.70. No commissions were paid.

4. This transaction was exempt under Section 4(2) of the Act as a transaction not involving any public offering. Solicitations were made of not more than 25 persons who were selected from a group of persons known to be possessed of adequate net worth, investment experience and knowledge and experience of business and finance and to be familiar with the Company's business. Each investor had access to the Company's facilities and had an opportunity to discuss the Company's business with its executive officers. All of the shares were appropriately treated as restricted as to transfer.

D.

1. June and July 1999 - 385,000 shares of common stock.

2. The shares were issued to twelve private investors, three of whom were directors of the Company.

3. The consideration for the shares was cash in the aggregate amount of $77,000. No commissions were paid.

4. This transaction was exempt under Section 4(2) of the Act as a transaction not involving any public offering. Solicitations were made of not more than 15 persons who were selected from a group of persons known to be possessed of adequate net worth, investment experience and knowledge and experience of business and finance and to be familiar with the Company's business. All but three of the investors were existing shareholders. Each investor had access to the Company's facilities and had an opportunity to discuss the Company's business with its executive officers. All of the shares were appropriately treated as restricted as to transfer.

E.

1. October and November 1999 - 153,000 shares of common stock.

2. The shares were issued to thirteen private investors, two of whom were directors of the Company.

3. The consideration for the shares was cash in the aggregate amount of $153,000. No commissions were paid.

4. This transaction was exempt under Section 4(2) of the Act as a transaction not involving any public offering. Solicitations were made of not more than 15 persons who were selected from a group of persons known to be possessed of adequate net worth, investment experience and knowledge and experience of business and finance and to be familiar with the Company's business. All but three of the investors were existing shareholders. Each investor had access to the Company's facilities and had an opportunity to discuss the Company's business with its executive officers. All of the shares were appropriately treated as restricted as to transfer.

F.

1. December 1999 - 97,574 shares of common stock.

2. The shares were issued to twenty-three private investors, four of whom were directors of the Company.

3. The consideration for the shares was cash in the aggregate amount of $146,860. No commissions were paid.

4. This transaction was exempt under Section 4(2) of the Act as a transaction not involving any public offering. Solicitations were made of not more than 30 persons who were selected from a group of persons known to be possessed of adequate net worth, investment experience and knowledge and experience of business and finance and to be familiar with the Company's business. Most of the investors were existing shareholders. Each investor had access to the Company's facilities and had an opportunity to discuss the Company's business with its executive officers. All of the shares were appropriately treated as restricted as to transfer.

G.

1. January 2000 - 48,500 shares of common stock.

2. The shares were issued to four private investors.

3. The consideration for the shares was cash in the aggregate amount of $96,000. No commissions were paid.

4. This transaction was exempt under Section 4(2) of the Act as a transaction not involving any public offering. Solicitations were made of not more than 5 persons who were selected from a group of persons known to be possessed of adequate net worth, investment experience and knowledge and experience of business and finance and to be familiar with the Company's business. Each investor had access to the Company's facilities and had an opportunity to discuss the Company's business with its executive officers. All of the shares were appropriately treated as restricted as to transfer.

H.

1. March 2000 - 51,600 shares of common stock.

2. The shares were issued to seventeen private investors.

3. The consideration for the shares was cash in the aggregate amount of $129,000. No commissions were paid.

4. This transaction was exempt under Section 4(2) of the Act as a transaction not involving any public offering. Solicitations were made of not more than 25 persons who were selected from a group of persons known to be possessed of adequate net worth, investment experience and knowledge and experience of business and finance and to be familiar with the Company's business. Each investor had access to the Company's facilities and had an opportunity to discuss the Company's business with its executive officers. All of the shares were appropriately treated as restricted as to transfer.

I.

1. May 2000, the Company issued 220,000 shares of common stock.

2. The shares were issued to two private accredited investors.

3. The consideration for the shares was services rendered to the Company in the amount of approximately $20,000 and cash in the amount of $50,000.

4. This transaction was exempt under Section 4(2) of the Act as a transaction not involving any public offering and under Section 4(6) as a transaction exclusively with an accredited investor. Each investor had access to the Company's facilities and had an opportunity to discuss the Company's business with its executive officers. All of the shares were appropriately treated as restricted as to transfer.

J.

1. July and August 2000 - 93,660 shares of common stock.

2. The shares were issued to seventeen private investors, two of whom were directors of the Company.

3. The consideration for the shares was cash in the aggregate amount of $231,150 and services rendered to the Company in the amount of $3,000. No commissions were paid.

4. This transaction was exempt under Section 4(2) of the Act as a transaction not involving any public offering. Solicitations were made of not more than 25 persons who were selected from a group of persons known to be possessed of adequate net worth, investment experience and knowledge and experience of business and finance and to be familiar with the Company's business. Each investor had access to the Company's facilities and had an opportunity to discuss the Company's business with its executive officers. Information as would have been disclosed in a registration statement under the Act, to the extent reasonably available, was furnished to the investors. All of the shares were appropriately treated as restricted as to transfer.

K.

1. In September 2000, the Company issued 860 shares of common stock.

2. The shares were issued to one private investor.

3. The consideration for the shares was services rendered to the Company in the amount of approximately $2,400.

4.This transaction was exempt under Section 4(2) of the Act as a transaction not involving any public offering. The investor was a person known to be possessed of adequate net worth, investment experience and knowledge and experience of business and finance and to be familiar with the Company's business. The investor had access to the Company's facilities and had an opportunity to discuss the Company's business with its executive officers. Information as would have been disclosed in a registration statement under the Act, to the extent reasonably available, was furnished to the investor. All of the shares were appropriately treated as restricted as to transfer.

L.

1. In October 2000, the Company issued 1,897,000 shares of common stock and warrants to purchase an additional 25,000 share of common stock.

2. The securities were issued to sixteen private investors, four of whom were directors of the Company.

3. The consideration for the shares was cash in the aggregate amount of $190,900. No commissions were paid.

4. This transaction was exempt under Section 4(2) of the Act as a transaction not involving any public offering. Solicitations were made of not more than 25 persons who were selected from a group of persons known to be possessed of adequate net worth, investment experience and knowledge and experience of business and finance and to be familiar with the Company's business. Each investor had access to the Company's facilities and had an opportunity to discuss the Company's business with its executive officers. Information as would have been disclosed in a registration statement under the Act, to the extent reasonably available, was furnished to the investors. All of the shares were appropriately treated as restricted as to transfer.

M.

1. December 2000 - 8,000 shares of common stock.

2. The shares were issued to one private investor.

3. The consideration was for the services rendered to the Company in the amount of approximately $2,000 against the exercise price of options accruing to the investor, who was an employee of the Company.

4. This transaction was exempt under Section 4(2) of the Act as a transaction not involving any public offering. The investor was a person known to be possessed of adequate net worth, investment experience and knowledge and experience of business and finance and to be familiar with the Company's business. The investor had access to the Company's facilities and had an opportunity to discuss the Company's business with its executive officers. Information as would have been disclosed in a registration statement under the Act, to the extent reasonably available, was furnished to the investor. All of the shares were appropriately treated as restricted as to transfer.

N.

1. May 2001 - 485,633 shares of common stock.

2. The shares were issued to the Company's existing shareholders, including six of its officers and directors.

3. The consideration for the shares was a release of liability of the Company from certain possible claims.

4. This transaction was exempt under Section 4(2) of the Act as a transaction not involving any public offering. Solicitations were made only to its existing shareholders who purchased common stock from the Company during certain dates, approximately seventy persons. Each shareholder had access to the Company's facilities and had an opportunity to discuss the Company's business with its executive officers. Information as would have been disclosed in a registration statement under the Act, to the extent reasonably available, was furnished to the investors. All of the shares were appropriately treated as restricted as to transfer.

O.

1. May 2001 - a promissory note in the principal amount of $75,000 and warrants to purchase an additional 750,000 shares of common stock.

2. The securities were issued to a limited liability company having a total of 13 members, one of whom is an executive officer of the Company, one of whom is a director of the Company and two of whom are immediate family members of the Company's Chief Executive Officer.

3. The consideration for the securities was cash in the aggregate amount of $75,000. No commissions were paid.

4. This transaction was exempt under Section 4(2) of the Act as a transaction not involving any public offering. Solicitations were made of not more than 20 persons who were selected from a group of persons known to be possessed of adequate net worth, investment experience and knowledge and experience of business and finance and to be familiar with the Company's business. Information as would have been disclosed in a registration statement under the Act, to the extent reasonably available, was furnished to the investor. The investor had access to the Company's facilities and had an opportunity to discuss the Company's business with its executive officers. All of the shares were appropriately treated as restricted as to transfer.

P.

1. June 2001 - 310,001 shares of common stock.

2. The shares were issued to eight officers and directors of the Company.

3. The consideration was for services rendered to the Company by the officers and directors in the amount of approximately $30,000.

4. This transaction was exempt under Section 4(2) of the Act as a transaction not involving any public offering. The investors, executive officers and directors of the Company, had access to the same kind of information as would have been disclosed in a registrations statement under the Act. All of the shares were appropriately treated as restricted as to transfer.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The right of the shareholders to sue any director for misconduct in conducting the affairs of the Company is limited by Article X of its Articles of Incorporation and Arizona statutory law to actions for damages resulting from a breach of a directors fiduciary duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or knowing violations of the law, the lawful payment of dividends or stock repurchases or transactions in which a director receives an improper personal benefit. Ordinary negligence is not a ground for such a suit.

The Company also has the right, pursuant to Article IX of the Articles and Arizona statutory law, to indemnify any present or former director or officer of the Company for all expenses incurred by them in connection with any legal action brought or threatened against such person for or on the account of any action or admission alleged to have been committed while acting in the course and scope of the persons duties, if the person acted in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the Company, and with respect to criminal actions, had no reasonable cause to believe the person's conduct was unlawful, provided that such indemnification is made pursuant to the then existing provisions of Arizona statutory law at the time any such indemnification. The statute does not limit the liability of directors or officers for monetary damages under Federal securities laws.

In so far as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provision, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

                                    PART F/S

                            TRAFFIC TECHNOLOGY, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999

                        [LETTERHEAD OF EIDE BAILLY LLP]

                          INDEPENDENT AUDITOR'S REPORT

The Board of Directors
TRAFFIC TECHNOLOGY, INC.
(A DEVELOPMENT STAGE COMPANY)
Scottsdale, Arizona

We have audited the balance sheets of TRAFFIC TECHNOLOGY, INC. (A DEVELOPMENT STAGE COMPANY) as of December 31, 2000 and 1999 and the related statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TRAFFIC TECHNOLOGY, INC. as of December 31, 2000 and 1999 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Eide Bailly LLP

Eide Bailly LLP
Phoenix, Arizona
June 21, 2001

TRAFFIC TECHNOLOGY, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS
DECEMBER 31, 2000 AND 1999

                                                                      2000           1999
                                                                  -----------    -----------
         ASSETS

CURRENT ASSETS
     Cash                                                         $   113,595    $   150,191
     Accounts receivable                                               39,007         10,222
     Inventory                                                         14,052         32,789
     Due from former officer and stockholder                               --         12,001
     Due from former employee                                          13,880          4,000
                                                                  -----------    -----------

             Total current assets                                     180,534        209,203

PROPERTY AND EQUIPMENT, NET                                            21,432          5,055

PATENTS, less accumulated amortization of $7,170 in 2000 and          125,483        123,793
     $0 in 1999

DEPOSIT                                                                 2,703          2,703
                                                                  -----------    -----------

                                                                  $   330,152    $   340,754
                                                                  ===========    ===========

         LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable                                             $    54,503    $     7,194
     Accrued liabilities
         Payroll and payroll taxes                                     11,206             --
         Salary and consulting officers/stockholders                   45,500             --
         Other                                                             --          1,246
                                                                  -----------    -----------

             Total current liabilities                                111,209          8,440
                                                                  -----------    -----------

STOCKHOLDERS' EQUITY
     Common stock
         Voting, $0.01 par value, authorized 20,000,000 shares;
             14,626,721 and 12,337,101 shares issues at 2000
             and 1999,  respectively                                  146,267        123,371
     Additional paid in capital                                     1,232,326        540,772
     Deficit accumulated during development stage                  (1,148,715)      (331,829)
                                                                  -----------    -----------
                                                                      229,878        332,314
     Less cost of treasury stock, 2,990,550 shares in 2000            (10,935)            --
                                                                  -----------    -----------
                                                                      218,943        332,314
                                                                  -----------    -----------

                                                                  $   330,152    $   340,754
                                                                  ===========    ===========

SEE NOTES TO FINANCIAL STATEMENTS

TRAFFIC TECHNOLOGY, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2000

                                                                                  May 15, 1998
                                                                                 (Inception) to
                                                                                  December 31,
                                                        2000           1999           2000
                                                    -----------    -----------    -----------
REVENUES

     Sales                                          $    99,264    $    18,596    $   117,860

     Interest                                             2,148             --          2,148
                                                    -----------    -----------    -----------
                                                        101,412         18,596        120,008
                                                    -----------    -----------    -----------

EXPENSES

     Cost of Sales                                       98,638         19,437        118,075

     General and administrative expenses

         Salaries and benefits                          213,003             --        213,003
         Consulting                                     140,677         50,432        217,209
         Contract labor                                  42,959         60,630        103,589
         Legal and accounting                            80,184          1,334         81,756
         Travel and entertainment                        32,250         21,231         55,191
         Insurance                                       16,905             --         16,905
         Office supplies and other                       33,866         12,531         48,786
         Occupancy                                       20,766          1,505         22,271
         Telephone                                       13,745          1,168         15,450
         Auto                                             6,088          6,824         12,912
         Moving                                          10,401             --         10,401
         Legal settlement                                21,000         17,661         38,661



     Marketing and advertising                          108,593         42,623        152,680

     Research and development                            69,373         31,762        151,709

     Depreciation and amortization                        9,850            275         10,125
                                                    -----------    -----------    -----------
                                                        918,298        267,413      1,268,723
                                                    -----------    -----------    -----------

NET LOSS                                            $  (816,886)   $  (248,817)   $(1,148,715)
                                                    ===========    ===========    ===========

SEE NOTES TO FINANCIAL STATEMENTS

TRAFFIC TECHNOLOGY, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
AND MAY 15, 1998 (DATE OF INCEPTION) TO DECEMBER 31, 2000

                                                    COMMON STOCK                         DEFICIT
                                             --------------------------    ADDITIONAL   ACCUMULATED                      TOTAL
                                                NUMBER                      PAID-IN       DURING        TREASURY     STOCKHOLDERS'
                                              OF SHARES        AMOUNT       CAPITAL     DEVELOPMENT       STOCK         EQUITY
                                             -----------    -----------   -----------   -----------    -----------    -----------
Balances, May 15, 1998 (Date of Inception)            --    $        --   $        --   $        --    $        --    $        --

     Issuance of common stock for cash           180,000          1,800        16,200            --             --         18,000

     Issuance of common stock for services       504,000          5,040        45,360            --             --         50,400

     Issuance of common stock for patents     10,000,000        100,000        10,129            --             --        110,129

     Net loss                                         --             --            --       (83,012)            --        (83,012)
                                             -----------    -----------   -----------   -----------    -----------    -----------

BALANCES, DECEMBER 31, 1998                   10,684,000        106,840        71,689       (83,012)            --         95,517

     Issuance of common stock for cash         1,395,844         13,958       445,903            --             --        459,861

     Issuance of common stock for services       257,257          2,573        23,180            --             --         25,753

     Net loss                                         --             --            --      (248,817)            --       (248,817)
                                             -----------    -----------   -----------   -----------    -----------    -----------

BALANCES, DECEMBER 31, 1999                   12,337,101        123,371       540,772      (331,829)            --        332,314

     ISSUANCE OF COMMON STOCK FOR CASH         2,073,560         20,736       666,914            --             --        687,650

     Issuance of common stock for services       216,060          2,160        24,640            --             --         26,800

     Treasury stock acquired                  (2,990,550)            --            --            --        (10,935)       (10,935)

     Net loss                                         --             --            --      (816,886)            --       (816,886)
                                             -----------    -----------   -----------   -----------    -----------    -----------

Balances, December 31, 2000                   11,636,171    $   146,267   $ 1,232,326   $(1,148,715)   $   (10,935)   $   218,943
                                             ===========    ===========   ===========   ===========    ===========    ===========

SEE NOTES TO FINANCIAL STATEMENTS

TRAFFIC TECHNOLOGY, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
AND MAY 15, 1998 (DATE OF INCEPTION) TO DECEMBER 31, 2000

                                                                                             May 15, 1998
                                                                                            (Inception) to
                                                                                             December 31,
                                                                   2000           1999           2000
                                                               -----------    -----------    -----------
CASH FLOWS FROM OPERATING
    ACTIVITIES
    Net loss                                                   $  (816,886)   $  (248,817)   $(1,148,715)
                                                               -----------    -----------    -----------
    Adjustments to reconcile net loss to net
       cash used in operating activities
          Depreciation                                               3,745            275          4,020
          Amortization                                               7,170             --          7,170
          Loss on disposal of patent                                    --             --          2,184
          Treasury stock settlement                                (10,935)       (10,935)
          Common stock issued for services                          26,800         25,753        102,953
          (Increase) in accounts receivable                        (28,785)       (10,222)       (39,007)
          (Increase) decrease in inventory                          18,737        (32,789)       (14,052)
          (Increase) decrease in due from
             former officer/stockholder                             12,001        (12,001)            --
          (Increase) in due from employee                           (9,880)        (4,000)       (13,880)
          (Increase) in deposit                                         --         (2,703)        (2,703)
          Increase (decrease) in accounts payable                   47,311         (5,282)        54,503
          Increase in accrued liabilities                           55,458          1,246         56,706
                                                               -----------    -----------    -----------
             Net adjustments                                       121,622        (39,723)       146,959
                                                               -----------    -----------    -----------

             Net cash used in operating activities                (695,264)      (288,540)    (1,001,756)
                                                               -----------    -----------    -----------

CASH FLOWS FROM INVESTING
    ACTIVITIES
    Purchases of property and equipment                            (20,122)        (5,330)       (25,452)
    Purchases of patents                                            (8,860)       (15,848)       (24,708)
                                                               -----------    -----------    -----------

             Net cash used in investing activities                 (28,982)       (21,178)       (50,160)
                                                               -----------    -----------    -----------

CASH FLOWS PROVIDED BY FINANCING
    ACTIVITIES
    Sale of common stock                                           687,650        459,861      1,165,511
                                                               -----------    -----------    -----------

NET INCREASE (DECREASE) IN CASH                                    (36,596)       150,143        113,595

CASH, beginning of year                                            150,191             48             --
                                                               -----------    -----------    -----------

CASH, end of year                                              $   113,595    $   150,191    $   113,595
                                                               ===========    ===========    ===========

SUPPLEMENTAL DISCLOSURE OF NONCASH TRANSACTIONS

                                                                                             May 15, 1998
                                                                                            (Inception) to
                                                                                             December 31,
                                                                   2000           1999           2000
                                                               -----------    -----------    -----------
Issuance of common stock for patents                           $        --    $        --    $   110,129
                                                               ===========    ===========    ===========

TRAFFIC TECHNOLOGY, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

NOTE 1 -- OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATING ACTIVITIES

Traffic Technology, Inc., an Arizona Corporation, (the Company) is a development stage company, organized to design, manufacture and market a line of traffic signal products called Unilights, using Light Emitting Diodes (LEDs) to produce universally recognized symbols in a revolutionary, single lens unit. Additionally, the traffic signals reduce energy consumption, maintenance costs and deployment costs. The products are based on U.S. Patent No. 5,898,381 filed January 17, 1997 issued April 27, 1999 and U.S. Patent No. 6,054,932 filed November 20, 1998 issued April 24, 2000. The Company was incorporated in 1998.

The Company develops product concepts and brings them to the prototype stage with the assistance of Electro-Tech's, a contract manufacturer and shareholder located in Corona, California. Once a product is ready for market, it is assembled by one of several contract manufacturers, depending upon whether it is sold domestically or into the export market.

The Company's products are sold domestically through a network of manufacturer's representatives or distributors. These parties are required to purchase an initial sales kit, and maintain minimum quarterly sales to retain their relationship with the Company. Internationally, TTI is appointing a network of distributors or representatives who may have exclusive markets, and will also be expected to attain minimum sales targets.

Product and distributor inquiries are generated through international consultants, the Company website, media advertising, and trade shows.

TTI conducts its business from its headquarters office in Scottsdale, Arizona.

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, the Company considers all highly liquid instruments purchased with and initial maturity of three months or less to be cash equivalents. The Company maintains, at financial institutions, cash and cash equivalents, which, at times exceed federally insured amounts.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the respective assets.

PATENTS

Patents are stated at cost. Amortization beginning in 2000 has been recorded using the straight-line method over the estimated useful life of the respective patents.

ADVERTISING EXPENSES

Advertising costs are expensed as incurred.

(Continued)

NOTES TO FINANCIAL STATEMENTS

INCOME TAXES

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (Statement No. 109). Under the asset and liability method of Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

At December 31, 2000, the Company has approximately $1,125,000 of net operating loss carryforwards available to reduce future taxable income. The recoverability of these loss carryforwards is contingent upon the Company's ability to generate future taxable income and accordingly will be recognized as the Company generates taxable income.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In management's opinion, methodologies used to determine estimates are adequate and consistent with prior periods.

NOTE 2 -- DEVELOPMENT STAGE OPERATIONS

In 1998, the Company initiated research and development of its future line of traffic signals. During 1999 the Company raised in excess of $450,000 of equity capital to begin prototype development and final product design and development, design and produce marketing and sales materials, construct its website, begin Institute of Traffic Engineers (ITE) testing and certification, establish contract manufacturing capabilities, and open it's Scottsdale, Arizona office in January, 2000. In late 1999, the Company completed its initial product sale to the Arizona Department of Transportation and Maricopa County Department of Transportation.

The Company first exhibited the Unilight at the American Traffic Safety Services Association Annual Conference in early 2000. Following that trade show, BETTER ROADS magazine selected the Unilight product as one of its Best New Products for 2000. During 2000, the Company sold approximately $100,000 of Unilight products to customers, including municipalities, a federal government agency and private corporations. The Company incurred a loss in 2000 resulting from start up costs to support an office and maintain a full time staff, broadened marketing and advertising due to initial product launch and trade show participation, the preparation of revised marketing and advertising materials, continued product development expenses and legal and associated costs resulting from litigation with a former officer and director.

Since its inception the Company has been financed primarily through the sale of common stock in private transactions amounting in total to approximately $1,390,000. On April 16, 2001, the Company obtained a secured line of credit from a group of investors among whom are one of the Company's Directors and the relatives of another Director who is also the Chief Executive Officer. The Company does not expect to generate sufficient funds from operations to repay the loan; accordingly its ability to do so will depend on its ability to raise funds from the sale of equity or further borrowings. The Company is engaged in discussions with prospective private investors about possible debt and equity financing.

NOTE 3 -- PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31,:

                                         2000        1999
                                       --------    --------
Furniture and fixtures                 $ 19,062    $  5,330
Test Equipment                            6,390          --
                                       --------    --------
                                         25,452       5,330
Accumulated depreciation                 (4,020)       (275)
                                       --------    --------

                                       $ 21,432    $  5,055
                                       ========    ========

NOTE 4 -- COMMON STOCK

ISSUANCE OF COMMON STOCK

In 2000, the Company issued 2,073,560 shares of stock, with cash proceeds of $687,650 and issued 216,060 shares for services totaling $26,800. In 1999, the Company issued 1,395,844 shares of stock, with cash proceeds of $459,861 and issued 257,257 shares for services totaling $25,753.

STOCK WARRANTS

The Company's stock warrants are exercisable at $.01 to $2.50 per share, subject to certain adjustments, as stated in the Common Stock Purchase Warrant. All stock warrants are exercisable for a period of five years from the date of issue. All stock warrants are exercisable in whole or in part. The warrant and shares of stock underlying the warrant have not been registered under the Securities Act of 1933 as amended and have not been registered or qualified under the securities laws of any state.

A summary of the activity of stock warrants is as follows:

                                                        COMMON
                                                       WARRANTS
                                                       --------

Outstanding at December 31, 1998                        180,000

    Expired - 1999                                           --
    Issued - 1999                                       730,000
                                                       --------

Outstanding at December 31, 1999                        910,000

    EXPIRED - 2000                                           --
    CANCELLED - 2000                                    (50,000)
    EXERCISED - 2000                                   (471,000)
    ISSUED - 2000                                       440,000
                                                       --------

OUTSTANDING AT DECEMBER 31, 2000                        829,000
                                                       ========

NOTE 5 -- STOCK RESCISSION OFFER

In June 2000, the Company's Board of Directors determined that certain errors and omissions may have been made by the Company in connection with certain offerings and sales of its shares of Common Stock at various times during 1999 and 2000, which may have resulted in violations of federal and state securities laws. Therefore, the Company offered certain shareholders who invested in those offerings the right, if they chose, to rescind their purchase of the Company's securities or, if they chose, to retain the purchased securities and continue their investment in the Company (the "June 2000 Rescission Offer"). None of the shareholders to whom the June Rescission Offer was made, accepted the Company's offer to rescind their purchase of securities.

Immediately following the June 2000 Rescission Offer, the Company made a private offering of its common stock. The same information describing the Company and its business was given to the rescission offerees and the private placement offerees. That information included the Company's audited financial statements for the period ended December 31, 1999 ("the December Financial Statements").

In August, 2000, the Board of Directors determined that an officer of the Company, who is no longer employed by or affiliated with the Company, had diverted funds to his own use without the knowledge or authorization of the Board of Directors. It was also determined that disclosure of the course of conduct of that former officer had not been disclosed to investors who had purchased the common stock of the Company while that former officer was acting as such or to those investors to whom the rescission offer had been made. In order to resolve claims which any such investors might have against the Company because of that disclosure issue, the Board of Directors determined to offer each of them one additional share of its common stock for every five shares purchased by them in exchange for an agreement releasing the Company from such claims ("the Exchange Agreement"). Stock issued under this exchange agreement occurred subsequent to December 31, 2000.

NOTE 6 -- SUBSEQUENT EVENTS

Subsequent to the December 31, 2000 year-end, releases were received by the Company from approximately ninety percent of those investors offered the Exchange Agreement providing for the issuance of additional shares of common stock, but investors who in the aggregate have invested approximately $40,000 in the Company's common stock have failed to agree to the release. While the company has no knowledge of any threatened litigation on account of such claims, the possibility of such litigation can not be excluded.

In April 2001 the Company entered into a loan agreement with an entity affiliated through common ownership and management (the entity is comprised of certain stockholders, a Director and consultant to the Company). The Company has borrowed $75,000 at an annual interest rate of 12%, payable in semi-annual installments beginning October 2001. The loan is due and payable in April 2002 and is collateralized by a security interest in substantially all Company assets including issued patents. Additionally, the affiliate will receive warrants to purchase 10 shares of common stock, at $.10 per share, for every dollar loaned to the Company.

On May 9, 2001, the Company entered into a settlement agreement with a former officer/stockholder and his spouse, whereby the parties agreed to settle all disputes which gave rise to the respective legal actions, with neither party admitting any liability with respect to the matters in dispute between the parties. This settlement has been reflected in the December 31, 2000 financial statements. The Company received all the outstanding common stock held by the former officer/stockholder (2,990,550 shares) and the settlement extinguished certain assets and liabilities recorded at December 31, 2000, which resulted in treasury stock with a cost of $10,395 at December 31, 2000. As part of the settlement, 70,000 shares of the common stock returned, may be reissued/transferred to a stockholder/director upon certain future defined conditions occurring, should the conditions not be met the shares will remain as treasury stock.

Subsequent to the December 31, 2000 year-end certain officers/stockholders received warrants to purchase approximately 500,000 shares of common stock and are exercisable at $.01 to $.20 per share. Additionally, certain officer/stockholders received options to purchase 1,350,000 shares of common stock at $.10 per share under an incentive stock option plan, which will vest quarterly over a period of sixty months.

                                    # # # # #

                            TRAFFIC TECHNOLOGY, INC.
                    INTERIM FINANCIAL STATEMENTS (UNAUDITED)

                                               SIX MONTH PERIOD ENDED JUNE 30
                                          -----------------------------------------
                                                                   FROM INCEPTION
                                                                   To           To
                                          2000        2001        2000         2001
                                          ----        ----        ----         ----
STATEMENTS OF INCOME (UNAUDITED)

REVENUE

Sales                                    35,957      36,052      54,553       153,912
Other                                                 3,982                     6,130
                                       --------    --------    --------    ----------
                                         35,957      40,034      54,553       160,042

EXPENSES

Cost of sales                            30,952      27,674      50,389       145,749

General and administrative              313,491     235,499     517,781     1,071,353

   Salaries and benefits                107,243      72,530     107,243       289,664
   Consulting                            48,658      54,950     125,190       266,159
   Directors fee                                     30,000                    30,000
   Legal and accounting                  31,542      44,163      33,114       125,919
   Travel and entertainment              21,373       4,191      40,587        59,382
   Contract labor                        19,244       3,778      80,439       107,931
   Moving                                10,401                  10,401        10,401
   Office supplies and other             10,627       7,163      18,255        55,949
   Telephone                              7,417       5,128       9,122        20,578
   Occupancy                              8,504      10,216      10,008        32,486
   Auto                                  21,862         171      27,546        14,693
   Settlement                            21,000                  38,661        38,661
Marketing and advertising                75,725      11,267     119,812       164,227

Research and development                  9,308       9,135      91,644       160,844

Depreciation and amortization             5,457       6,290       5,732        16,415
                                       --------    --------    --------    ----------
                                        434,933     289,865     785,358     1,558,588

NET LOSS                               -398,976    -249,831    -730,805    -1,398,546

                                                           SIX MONTH PERIOD ENDED JUNE 30
                                                 -------------------------------------------------
STATEMENTS OF CASH FLOWS (UNAUDITED)                                           FROM INCEPTION
                                                                              To            To
CASH FLOWS FROM OPERATING ACTIVITIES               2000         2001         2000          2001
                                                 --------     --------     --------     ----------
Net loss                                         -398,976     -249,831     -730,805     -1,398,546
Adjustments to reconcile net loss to
net cash used in operating activities
   Depreciation                                     1,872        2,705        2,147          6,725
   Amortization                                     3,585        3,585        3,585         10,755
   Loss on disposal of patent                                                 2,184          2,184
   Treasury stock settlement                                                               -10,935
   Stock settlement                                              4,856                       4,856
   Common stock issued for services                             30,000                     132,953
   (Increase) decrease in accounts receivable      -9,156       17,243      -19,378        -21,764
   (Increase) decrease in inventory                -4,171       -4,791      -36,960        -18,843
   (Increase) decrease in due from former          12,001                    12,001
     officer/stockholder
   (Increase) in due from employee                 -9,661                   -13,661        -13,880
   (Increase) in deposit and prepaid                           -23,013       -2,703        -25,716
   Increase (decrease) in accounts payable         27,550       22,549       22,268         77,052
   Increase in accrued liabilities                 12,105       35,149       13,351         91,855
                                                 --------     --------     --------     ----------
     Net adjustments                               34,125       88,283      -17,166        235,242

   Net cash used in operating activities         -364,851     -161,548     -747,971     -1,163,304

CASH FLOWS FROM INVESTING ACTIVITIES

   Purchases of property and equipment            -13,081                   -18,411        -25,452
   Purchases of patents                            -6,670       -7,843      -22,518        -32,551

   Net cash used in investing activities          -19,751       -7,843      -40,929        -58,003

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES

   Sale of common stock                           267,041                   726,902      1,165,511
   Loans                                                        75,000                      75,000

   NET INCREASE (DECREASE) IN CASH               -117,561      -94,391      -61,998         19,204

   CASH, beginning of year                        150,191      113,595           --             --

   CASH, end of period                             32,630       19,204       21,014         19,204

BALANCE SHEET (UNAUDITED)                         SIX MONTH PERIOD ENDED JUNE 30
                                                  ------------------------------
ASSETS                                                         2001
                                                               ----

Current assets
Cash                                                          19,204
Accounts receivable                                           21,764
Inventory                                                     18,843
Due from former employee                                      13,880
Prepaid expense                                               20,639

Property & Equipment, net of depreciation                     18,728

Patents, net of amortization                                 129,739

Deposit                                                        5,078
                                                          ----------
  Total Assets                                               247,875

LIABILITIES AND STOCKHOLDERS EQUITY

Current Liabilities
Accounts payable                                              77,052

Accrued liabilities
Payroll and payroll taxes
Salary and consulting officers/stockholders                   91,855
                                                          ----------
  Total                                                       91,855

Loan payable                                                  75,000

Stockholders Equity

Common stock, 20 million shares
authorized, 12,421,805 shares issued at 6/30/01              124,218
Add'l paid in capital                                      1,289,231

Retained earnings                                         -1,148,715
Net Income                                                  -249,831

Less cost of treasury stock                                  -10,935
                                                          ----------
                                                               3,968
                                                          ----------
Total Liabilities and Stockholders Equity                    247,875
                                                          ==========

NOTES

NOTE 1. COMMON STOCK

Issuance of Common Stock

During the first six months of 2001, the Company issued 485,633 shares of common stock to stockholders in exchange for an agreement releasing the Company from any future claims arising from the misconduct of a former officer and director, and 300,001 shares of common stock to its directors as compensation for additional services related to the negotiations and settlement with its former officer and director.

Stock Warrants

During the first six months of 2001, the Company issued warrants for 750,000 shares of its common stock, exercisable at $0.10 per share, to an entity which made a loan to the company. In addition, the Company issued warrants for 193,750 shares to its directors, and 532,000 shares to its officers and employees.

NOTE 2. LOAN AGREEMENT

In April, 2001, the Company entered into a loan agreement with an entity affiliated through common ownership and management. SEE NOTE 6 TO AUDITED FINANCIAL STATEMENTS.

NOTE 3. SETTLEMENT AGREEMENT

On May 9, 2001, the Company entered into a settlement agreement with a former officer/stockholder and his spouse, whereby the parties agreed to settle all disputes which gave rise to the respective legal actions. SEE NOTE 6 TO AUDITED FINANCIAL STATEMENTS.

NOTE 4. SUBSEQUENT EVENT

On July 2, 2001, Capital Resources, Inc., an investment company, purchased 2,000,000 shares of common stock from Kathryn Gartner, thus acquiring a 13.6% ownership interest, on a fully diluted basis, in the company.

                                    PART III

                                 Exhibit Index

     The following is a list of exhibits filed with this Registration Statement:

     Exhibit No.    Description
     -----------    -----------

        2.1         Articles of Incorporation

        2.1.1 Articles of Amendment to Articles of Incorporation, dated September 16, 1998

        2.2         Bylaws

        2.2.1       Amendment to Bylaws, dated November 17, 2000

        2.2.2       Amendment to Bylaws, dated January 11, 2001

        6.1 Consulting Agreement with Pinnacle West Capital Corporation, dated May 30, 2000

        6.2         Distributor Agreement with Layton Solar, dated April 3, 2000

        6.2.1 Amendment to Distributor Agreement with Layton Solar, dated August 24, 2000

        6.3         Distributor Agreement with IMS Industries, dated March 17,
                    2000

        6.4 Distributor Agreement with Taiwan Signal Technologies Co., Ltd., dated June 30, 2000

        6.5 Distributor Agreement with Artflex Sinalizacao Viaria Ltda., dated August 7, 2000

        6.6 Distributor Agreement with Supremetech Engineering Co., Ltd., dated August 15, 2000

        6.7 LED Single Lens Traffic Signal Technology Transfer and Consulting Service Agreement with JCI Group, Inc. (Japan), dated April 25, 2001

        6.8         Form of Distributor Agreement (United States)

        10          Consent of Eide Bailly LLP

                                     III-1

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration to be signed on its behalf by the undersigned, thereunto duly authorized.


                            TRAFFIC TECHNOLOGY, INC.


Date:                       By: /s/ Mark Messina
                                ----------------------------------------
                                Mark Messina, President and Chief
                                Executive Officer



Date:                       By: /s/ Richard Bourke
                                ---------------------------------------
                                Richard Bourke, Vice President and
                                Chief Financial Officer

                                 EXHIBIT INDEX

Exhibit No.         Description
-----------         -----------

   2.1              Articles of Incorporation

   2.1.1 Articles of Amendment to Articles of Incorporation, dated September 16, 1998

   2.2              Bylaws

   2.2.1            Amendment to Bylaws, dated November 17, 2000

   2.2.2            Amendment to Bylaws, dated January 11, 2001

   6.1 Consulting Agreement with Pinnacle West Capital Corporation, dated May 30, 2000

   6.2              Distributor Agreement with Layton Solar, dated April 3, 2000

   6.2.1 Amendment to Distributor Agreement with Layton Solar, dated August 24, 2000

   6.3              Distributor Agreement with IMS Industries, dated March 17,
                    2000

   6.4 Distributor Agreement with Taiwan Signal Technologies Co., Ltd., dated June 30, 2000

   6.5 Distributor Agreement with Artflex Sinalizacao Viaria Ltda., dated August 7, 2000

   6.6 Distributor Agreement with Supremetech Engineering Co., Ltd., dated August 15, 2000

   6.7 LED Single Lens Traffic Signal Technology Transfer and Consulting Service Agreement with JCI Group, Inc. (Japan), dated April 25, 2001

   6.8              Form of Distributor Agreement (United States)

   10               Consent of Eide Bailly LLP